Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended September 30, 2015

Monaco, November 5, 2015, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended September 30, 2015.

Highlights

•	Financing of $1.3 billion for the eight vessel newbuilding program, signed on October 16, 2015.

•	Launched the LNG Carrier pool agreement with Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”), the “Cool Pool” for GasLog’s 3 vessels currently operating in the spot market, on October 1, 2015.

•	Completion of the dropdown of three vessels to GasLog Partners LP (“GasLog Partners”) for $483.0 million on July 1, 2015.

•	Quarterly dividend of $0.14 per common share payable on November 19, 2015.

•	EBITDA(1) of $65.7 million (Q3 2014: $68.7 million), Profit of $4.9 million (Q3 2014: $31.0 million) and earnings/(loss) per share (“EPS”) of $(0.12) (Q3 2014: $0.32), for the quarter ended September 30, 2015.

•	Adjusted EBITDA(1) of $65.7 million (Q3 2014: $68.7 million), Adjusted Profit(1) of $10.8 million (Q3 2014: $26.7 million) and Adjusted EPS(1) of $(0.05)(2) (Q3 2014: $0.26) for the quarter ended September 30, 2015.

(1)	EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.
(2)	For the calculation of Adjusted EPS, the Adjusted Profit for the period of $10.8 million was negatively affected by the Profit attributable to the non-controlling interest of $12.2 million and the dividend on preferred stock of $2.5 million.

CEO Statement

Paul Wogan, Chief Executive Officer, commented “GasLog continued to execute on its long-term strategy during the quarter. Our contracted vessels performed strongly and we have been pleased by the performance of the Cool Pool in its initial weeks of operation. GasLog also completed its largest financing to date, raising $1.3 billion to fund its eight vessel newbuild program. The lenders were a combination of new and existing lenders along with the Korean export credit agencies. This financing demonstrates the banks’ strong appetite to lend to high quality companies with good assets and strong contracts. As the vessels deliver over the next four years, it is anticipated that the equity component of the newbuilding program will be funded by cash on GasLog’s balance sheet and operational cash flow.”

Dividend Declaration

On September 18, 2015, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share or $2.52 million in the aggregate payable on October 1, 2015 to holders of record as of September 30, 2015. GasLog paid the declared dividend to the transfer agent on September 29, 2015.

On November 4, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on November 19, 2015 to shareholders of record as of November 16, 2015.

Financing of Eight Newbuildings

On October 16, 2015, GasLog entered into a debt financing agreement with 14 international banks for up to $1.3 billion to partially finance the delivery of our eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is the largest in GasLog’s history and has a tenor of up to 12 years with an amortization profile of 15 years from vessels’ delivery. The final commitments were more than two times oversubscribed from a combination of new and existing lending institutions. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility. Seven of the eight newbuildings with contracts are eligible for future dropdown into GasLog Partners.

Cool Pool Agreement with Dynagas and Golar

On October 1, 2015, GasLog, Dynagas and Golar established the Cool Pool to market their vessels, which are currently operating in the LNG shipping spot market.

The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, yet flexible, and innovative solutions to meet their increasingly complex shipping requirements.

The Cool Pool will initially consist of 14 modern, high quality and essentially equivalent vessels powered by fuel efficient Tri Fuel Diesel Electric (“TFDE”) propulsion technology. The three owners’ initial vessels eligible for participation in the Cool Pool will be as follows: GasLog: three vessels; Dynagas: three vessels; and Golar: eight vessels. Each vessel owner will continue to be fully responsible for the manning and technical management of their respective vessels.

GasLog Savannah Contract Extension

Post quarter end, GasLog was informed by BG Group of their intention to declare the extension option on the contract of the GasLog Savannah by a further twelve months plus a number of optional periods out to 2023. The charter extension will be done at rates in line with the current market rates, which will increase during each option period to rates in line with those of our existing contracted fleet.

Completion of GasLog Partners Dropdown Transaction

On July 1, 2015, GasLog completed the sale of three LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally to GasLog Partners for $483.0 million including $3.0 million of positive net working capital. To fund the acquisition, GasLog Partners launched and completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to GasLog. The proceeds were used to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that each own one of the three 145,000 cbm LNG carriers mentioned above.

Following the completion of the transaction, GasLog Partners’ board approved an increase in distribution of 10%. This takes the distribution into the 25% incentive distribution right (“IDR”) threshold, resulting in GasLog receiving a greater amount of future incremental cashflows of GasLog Partners.

Financial Summary

In thousands of U.S. dollars except per share data	For the three months ended

	September 30, 2014	September 30, 2015
Revenues	99,411	105,791
Profit	31,002	4,880
Adjusted Profit(1)	26,673	10,791
Profit/(loss) attributable to the owners of GasLog	25,499	(7,279)
EBITDA(1)	68,667	65,673
Adjusted EBITDA(1)	68,701	65,683
EPS	0.32	(0.12)
Adjusted EPS(1)	0.26	(0.05)

(1)	Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 1,568 operating days for the quarter ended September 30, 2015, as compared to 1,371 operating days for the quarter ended September 30, 2014. The increase in operating days resulted from the new vessel deliveries and on-the-water vessel acquisitions during the previous periods. Specifically, we took delivery of the GasLog Saratoga on December 16, 2014, we acquired the Methane Becki Anne and the Methane Julia Louise on March 31, 2015 and we took delivery of the GasLog Salem on April 30, 2015.

Profit was $4.9 million for the quarter ended September 30, 2015 ($31.0 million for the quarter ended September 30, 2014). This decrease is mainly attributable to the increase in loss on swaps, increased financial costs derived from higher average outstanding debt, increased depreciation and operating expenses due to the increased fleet and decreased daily hire rate resulting from the vessels operating in the current weak spot market.

Adjusted Profit(1) was $10.8 million for the quarter ended September 30, 2015 ($26.7 million for the quarter ended September 30, 2014) adjusted for the effects of the non-cash gain/loss on swaps and the foreign exchange gains/losses.

Loss attributable to the owners of GasLog was $7.3 million ($25.5 million profit for the quarter ended September 30, 2014). The decrease in profit attributable to the owners of GasLog resulted from the decrease in profit mentioned above and the increase in profit attributable to the non-controlling interest (GasLog Partners’ third party owners).

EBITDA(1) was $65.7 million for the quarter ended September 30, 2015 ($68.7 million for the quarter ended September 30, 2014). The decrease in EBITDA is mainly attributable to the increase in vessel operating costs resulting from the increased technical maintenance expenses for repairs that were undertaken during the drydockings of two of our vessels and the increase in unchartered days.

Adjusted EBITDA(1) was $65.7 million for the quarter ended September 30, 2015 ($68.7 million for the quarter ended September 30, 2014).

EPS was a $(0.12) loss per share for the quarter ended September 30, 2015 ($0.32 earnings per share for the quarter ended September 30, 2014). The decrease in EPS is attributable to the decrease in Profit, the dividend on preferred stock and the increase in Profit attributable to non-controlling interest which rose to reflect the increased profit at GasLog Partners following the most recent dropdown transaction mentioned above.

Adjusted EPS(1) was a $(0.05) loss per share for the quarter ended September 30, 2015 ($0.26 earnings per share for the quarter ended September 30, 2014). The decrease in Adjusted EPS is attributable to the decrease in Adjusted Profit, the increase in Profit attributable to non-controlling interest and the dividend on preferred stock.

Revenues were $105.8 million for the quarter ended September 30, 2015 ($99.4 million for the quarter ended September 30, 2014), being somewhat impacted by the current weak spot market.

Vessel operating and supervision costs were $29.6 million for the quarter ended September 30, 2015 ($20.9 million for the quarter ended September 30, 2014).

Depreciation of fixed assets was $28.2 million for the quarter ended September 30, 2015 ($21.4 million for the quarter ended September 30, 2014).

The increase in revenues, vessel operating and supervision costs and depreciation of fixed assets was mainly attributable to the increase in operating days from our increased fleet discussed above. The vessel operating and supervision costs were further affected by the increased technical maintenance expenses for repairs that were undertaken during the drydockings of two of our vessels and the increase in the unchartered days.

General and administrative expenses were $10.9 million for the quarter ended September 30, 2015 ($10.3 million for the quarter ended September 30, 2014).

Financial costs were $24.5 million for the quarter ended September 30, 2015 ($17.7 million for the quarter ended September 30, 2014). The increase is mainly attributable to an increase of $5.5 million in interest expense deriving from higher weighted average outstanding debt and realized loss on cash flow hedges and an increase in the amortization of deferred loan fees of $1.3 million. An analysis of financial costs is set forth below.

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(All amounts expressed in thousands of U.S. dollars)	For the three months ended

	September 30, 2014	September 30, 2015
Financial costs
Amortization of deferred loan issuance costs and premium	1,873	3,168
Interest expense on loans and realized loss on cash flow hedges	12,786	18,240
Interest expense on bond and realized loss on cross-currency swaps	2,856	2,856
Other financial costs, net	216	219
Total	17,731	24,483

Loss on swaps was $8.2 million for the quarter ended September 30, 2015 ($1.4 million gain for the quarter ended September 30, 2014). An analysis of gain/loss on swaps is set forth below.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended

	September 30, 2014	September 30, 2015
(Gain)/loss on swaps
Realized loss on interest rate swaps held for trading	2,958	2,327
Unrealized (gain)/loss on interest rate swaps held for trading	(5,227)	5,538
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	915	364
Ineffective portion on cash flow hedges	(51)	(1)
Total	(1,405)	8,228

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $321.0 million for the fiscal year 2014 to $483.8 million for the fiscal year 2017, based on contracts in effect as of September 30, 2015 (including the seven of the eight LNG carriers on order for which we have secured time charters), but without including any extension options. The total future firm contracted revenue stands at $3.8 billion(2) on September 30, 2015, including the eight vessels owned by GasLog Partners and excluding the vessels operating in the spot market.

(2) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of September 30, 2015, GasLog had $318.9 million of cash and cash equivalents, of which $209.9 million was held in time deposits and the remaining balance in current accounts. Moreover, as of September 30, 2015, GasLog had $50.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. As of September 30, 2015, GasLog had $62.0 million in restricted cash in relation to cash held in blocked accounts in order to comply with the covenants under two of its credit facilities.

As of September 30, 2015, GasLog had an aggregate of $2.4 billion of indebtedness outstanding under eleven credit facilities, of which $621.4 million is repayable within one year, including $42.2 million under the revolving credit facility. GasLog is currently engaged in constructive discussions with a number of lending institutions around the re-financing of the indebtedness that falls due in 2016. As of September 30, 2015, GasLog had $117.9 million outstanding under the NOK bond agreement that is payable in June 2018.

As of September 30, 2015, there was an undrawn amount of $7.8 million under the revolving facility of GAS-two Ltd. which is available to be drawn under certain conditions.

As of September 30, 2015, GasLog’s commitments for capital expenditures are related to the eight LNG carriers on order, which have a gross aggregate contract price of approximately $1.6 billion. As of September 30, 2015, the total remaining balance of the contract prices of the eight newbuildings was $1.5 billion, which will be partially financed by the $1.3 billion financing signed in October 2015.

GasLog has hedged 44.4% of its expected floating interest rate exposure at a weighted average interest rate of approximately 4.6% (including margin) as of September 30, 2015.

Future Deliveries

GasLog has six newbuildings on order at Samsung Heavy Industries Co., Ltd., and two newbuildings on order at Hyundai Heavy Industries Co., Ltd. Our vessels presently under construction are on schedule and within budget. The expected delivery dates are as follows:

Hulls	Delivery date
Hull No. 2072	Q1 2016
Hull No. 2073	Q2 2016
Hull No. 2102	Q3 2016
Hull No. 2103	Q4 2016
Hull No. 2130	Q1 2018
Hull No. 2800	Q1 2018
Hull No. 2801	Q1 2018
Hull No. 2131	Q1 2019
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Our subsidiaries that own the vessels expected to be delivered in 2016 have signed seven to ten year time charters with Methane Services Limited (“MSL”), a subsidiary of BG Group plc, at attractive rates. Our subsidiaries that own two of the vessels expected to be delivered in 2018 and one vessel expected to be delivered in 2019 have entered into 9.5 year time charters with MSL at similar rates. GasLog currently has one newbuilding on order that is not currently fixed on a long-term contract.

LNG Market Update and Outlook

There have been a number of positive developments within the LNG sector despite weaker LNG prices. The Santos-backed Gladstone facility shipped its first gas cargo earlier this month with Korean Gas taking the first commissioning cargo. BG’s Curtis Train 2 also started up during the period following the successful launch of its first train at the end of 2014. The first cargo was shipped on a GasLog vessel. The Australia Pacific project, backed by Origin, ConocoPhillips and Sinopec, is also expected to come online by the end of 2015. Chevron indicated first LNG from its Gorgon project may be delayed to early 2016 due to non-market related issues.

In the US, those projects that have taken final investment decision (“FID”) continue to make positive progress with Sabine Pass, the first US LNG export project, expected to start up by the end of 2015. After the quarter end, there was also news of the new $11 billion “G2” project in Louisiana, which is intending to file for Federal Energy Regulatory Commission approval, having already received Department of Environment approval to export gas to countries with free-trade agreements with the US. The project will have a nameplate capacity of 14 million tonnes per annum.

We expect LNG liquefaction projects that are under construction, have firm offtake agreements and committed financing to come online even in a lower oil and gas price environment. Projects that have reached FID stage, but are yet to start production represent over 100 million tonnes per annum of new LNG capacity.

Henry Hub is currently trading below $3 per million British Thermal Units, making US natural gas an attractively-priced fuel source for countries and companies looking to diversify away from dirtier fossil fuels such as oil and coal and often to comply with newly introduced carbon emission targets. With the price of LNG declining over the last year, particularly in Asia, we are seeing new demand centers emerging and growing requirements from existing importing nations looking to take advantage of cheaper gas, such as India. The number of importing countries is expected to rise rapidly as the next wave of LNG supply starts to enter the market.

We remain confident for the long-term supply and demand outlook for LNG and also remain confident for the LNG shipping market, despite the current weak spot market.

Conference Call

GasLog will host a conference call to discuss its results for the third quarter of 2015 at 8:30 a.m. ET (1:30 p.m. London Time) on Thursday, November 5, 2015. Paul Wogan, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 537 5839 (New York, NY)

+44 (0) 20 3107 0289 (London, UK)

+33 (0) 1 70 80 71 53 (Paris, France)

+852 3011 4522 (Hong Kong, Hong Kong)

Passcode for the call is 44953430

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (7:00 p.m. London Time) on Thursday, November 5, 2015 until 11:59 p.m. EDT (4:59 a.m. London Time) on Thursday, November 12, 2015.

The replay dial-in numbers are as follows:

+1 855 859 2056 (New York, NY)

+44 (0) 20 3107 0235 (London, UK)

+33 (0) 1 70 80 71 79 (Paris, France)

+852 3011 4541 (Hong Kong, Hong Kong)

Replay passcode is 44953430

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Company’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects, and changes and trends in the Company’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	continued low prices for crude oil and petroleum products;
•	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
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•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2014 and September 30, 2015

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2014	September 30, 2015
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate	6,603	7,108
Deferred financing costs	6,120	114
Other non-current assets	5,785	31,271
Derivative financial instruments	1,174	—
Tangible fixed assets	2,809,517	3,419,036
Vessels under construction	142,776	166,529
Total non-current assets	2,981,486	3,633,569
Current assets
Trade and other receivables	14,317	18,991
Dividends receivable and amounts due from related parties	1,869	106
Inventories	4,953	6,053
Prepayments and other current assets	4,443	4,147
Restricted cash	22,826	62,000
Short-term investments	28,103	50,000
Cash and cash equivalents	211,974	318,939
Total current assets	288,485	460,236
Total assets	3,269,971	4,093,805
Equity and liabilities
Equity
Preferred stock	—	46
Share capital	810	810
Contributed surplus	923,470	1,034,077
Reserves	(12,002)	(14,872)
Treasury shares	(12,576)	(12,491)
Retained earnings/(accumulated deficit)	29,689	(3,680)
Equity attributable to owners of the Group	929,391	1,003,890
Non-controlling interest	323,646	503,917
Total equity	1,253,037	1,507,807
Current liabilities
Trade accounts payable	9,668	19,181
Ship management creditors	1,285	72
Amounts due to related parties	181	121
Derivative financial instruments	16,149	16,786
Other payables and accruals	57,647	80,385
Borrowings—current portion	116,431	612,505
Total current liabilities	201,361	729,050
Non-current liabilities
Derivative financial instruments	35,751	62,476
Borrowings—non-current portion	1,778,845	1,793,214
Other non-current liabilities	977	1,258
Total non-current liabilities	1,815,573	1,856,948
Total equity and liabilities	3,269,971	4,093,805
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Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2014 and September 30, 2015

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
Revenues	99,411	105,791	229,718	307,557
Vessel operating and supervision costs	(20,909)	(29,608)	(56,970)	(84,178)
Depreciation of fixed assets	(21,400)	(28,210)	(48,463)	(78,179)
General and administrative expenses	(10,291)	(10,900)	(24,546)	(30,398)
Profit from operations	46,811	37,073	99,739	114,802

Financial costs	(17,731)	(24,483)	(47,088)	(67,257)
Financial income	61	128	212	277
Gain/(loss) on swaps	1,405	(8,228)	(13,292)	(13,569)
Share of profit of associate	456	390	1,246	1,180
Total other expenses, net	(15,809)	(32,193)	(58,922)	(79,369)
Profit for the period	31,002	4,880	40,817	35,433
Attributable to:
Owners of the Group	25,499	(7,279)	33,324	5,303
Non-controlling interest	5,503	12,159	7,493	30,130
	31,002	4,880	40,817	35,433
Earnings/(loss) per share – basic	0.32	(0.12)	0.43	0.01
Earnings/(loss) per share – diluted	0.31	(0.12)	0.43	0.01
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Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2014 and September 30, 2015

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2014	September 30, 2015
Cash flows from operating activities:
Profit for the period	40,817	35,433
Adjustments for:
Depreciation of fixed assets	48,463	78,179
Share of profit of associate	(1,246)	(1,180)
Financial income	(212)	(277)
Financial costs	47,088	67,257
Unrealized loss on swaps and ineffective portion of cash flow hedges	2,399	5,956
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	3,240	931
Unrealized foreign exchange losses/(gains) on cash and cash equivalents and short-term investments	165	(234)
Expense recognized in respect of equity-settled share-based compensation	1,284	2,059
	141,998	188,124
Movements in working capital	5,376	(14,184)
Cash provided by operations	147,374	173,940
Interest paid	(40,081)	(56,426)
Net cash provided by operating activities	107,293	117,514
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(1,189,003)	(699,502)
Dividends received from associate	970	1,675
Purchase of short-term investments	(68,317)	(68,592)
Maturity of short-term investments	14,907	47,007
Financial income received	196	239
Net cash used in investing activities	(1,241,247)	(719,173)
Cash flows from financing activities:
Proceeds from bank loans and bonds	884,473	606,000
Bank loan repayments	(132,692)	(73,434)
Payment of loan issuance costs	(11,550)	(6,779)
Proceeds from public offering and private placement (net of underwriting discounts and commissions)	310,241	—
Proceeds from GasLog Partners’ public offerings (net of underwriting discounts and commissions)	323,050	172,875
Proceeds from issuance of preferred stock (net of underwriting discounts and commissions)	—	111,378
Payment of equity raising costs	(4,459)	(1,776)
Purchase of treasury shares	(12,948)	—
Movement in restricted cash	—	(39,174)
Dividends paid	(30,562)	(60,388)
Net cash provided by financing activities	1,325,553	708,702
Effects of exchange rate changes on cash and cash equivalents	(165)	(78)
Increase in cash and cash equivalents	191,434	106,965
Cash and cash equivalents, beginning of the period	103,798	211,974
Cash and cash equivalents, end of the period	295,232	318,939
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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off of unamortized loan fees, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on swaps held for trading, (b) loss at inception, (c) recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges and (d) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off of unamortized loan fees, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gain/loss on swaps, taxes, depreciation and amortization, in the case of Adjusted EBITDA, foreign exchange gains/losses and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	September 30, 2014	September 30, 2015
Profit for the period	31,002	4,880
Depreciation of fixed assets	21,400	28,210
Financial costs	17,731	24,483
Financial income	(61)	(128)
(Gain)/loss on swaps	(1,405)	8,228
EBITDA	68,667	65,673
Foreign exchange losses, net	34	10
Adjusted EBITDA	68,701	65,683

Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	September 30, 2014	September 30, 2015
Profit for the period	31,002	4,880
Non-cash (gain)/loss on swaps	(4,363)	5,901
Foreign exchange losses, net	34	10
Adjusted Profit	26,673	10,791

Reconciliation of Adjusted Earnings Per Share to Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended
	September 30, 2014	September 30, 2015
Profit/(loss) for the period attributable to owners of the Group	25,499	(7,279)
Less:
Dividend on preferred stock	—	(2,516)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	25,499	(9,795)
Weighted average number of shares outstanding, basic	80,931,590	80,496,499
Earnings/(losses) per share	0.32	(0.12)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	25,499	(9,795)
Plus:
Non-cash (gain)/loss on swaps	(4,363)	5,901
Foreign exchange losses, net	34	10
Adjusted Profit/(loss) attributable to owners of the Group	21,170	(3,884)
Weighted average number of shares outstanding, basic	80,931,590	80,496,499
Adjusted Earnings/(losses) per share	0.26	(0.05)
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